# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ibotta, Inc., CIK 0001538379
CUSIP: 451051106
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1400 16th Street, Suite 600, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-056374
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,631,704; sole dispositive power 0; shared dispositive power 1,690,546; aggregate amount beneficially owned 1,690,546 (7.2% of the class)
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,631,704; sole dispositive power 0; shared dispositive power 1,690,546; aggregate amount beneficially owned 1,690,546 (7.2% of the class)
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,631,704; sole dispositive power 0; shared dispositive power 1,690,546; aggregate amount beneficially owned 1,690,546 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Ibotta, Inc.
Address of issuer's principal executive offices: 1400 16th Street, Suite 600, Denver, CO 80202

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 1,690,546 shares
This is composed of (i) 923,904 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 400,000 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (iii) 307,800 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 58,842 shares beneficially owned by a member of the Executive Committee of D. E. Shaw & Co., L.P. and D. E. Shaw & Co., L.L.C.

D. E. Shaw & Co., L.L.C.: 1,690,546 shares
This is composed of (i) 923,904 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 400,000 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (iii) 307,800 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 58,842 shares beneficially owned by a member of the Executive Committee of D. E. Shaw & Co., L.P. and D. E. Shaw & Co., L.L.C.

David E. Shaw: 1,690,546 shares
This is composed of (i) 923,904 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 400,000 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (iii) 307,800 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 58,842 shares beneficially owned by a member of the Executive Committee of D. E. Shaw & Co., L.P. and D. E. Shaw & Co., L.L.C.

David E. Shaw does not own any shares directly. A member of the Executive Committee of D. E. Shaw & Co., L.P. and D. E. Shaw & Co., L.L.C. beneficially owns 58,842 shares ("EC Member Shares"). By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Cogence Portfolios, L.L.C., and D. E. Shaw Oculus Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Cogence Portfolios, L.L.C., and D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 1,631,704 shares ("Voting Shares"), and the shared power to dispose or direct the disposition of 1,690,546 shares (consisting of Voting Shares and EC Member Shares), constituting 7.2% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,690,546 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 7.2%
D. E. Shaw & Co., L.L.C.: 7.2%
David E. Shaw: 7.2%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 1,631,704 shares
D. E. Shaw & Co., L.L.C.: 1,631,704 shares
David E. Shaw: 1,631,704 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 1,690,546 shares
D. E. Shaw & Co., L.L.C.: 1,690,546 shares
David E. Shaw: 1,690,546 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated February 17, 2026.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (02/17/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (02/17/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (02/17/2026)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.